Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-182557

Southern California Gas Company

Final Term Sheet

March 10, 2014

4.45% First Mortgage Bonds, Series OO, due 2044

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated March 10, 2014 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated August 16, 2012 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company

Securities Offered:	4.45% First Mortgage Bonds, Series OO, due 2044

Aggregate Principal Amount Offered:	$250,000,000

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2014

Coupon:	4.45% per annum, accruing from March 13, 2014

Maturity:	March 15, 2044

Yield to Maturity:	4.487%

Spread to Benchmark Treasury:	+ 77 basis points

Benchmark Treasury:	3.750% due November 15, 2043

Benchmark Treasury Yield:	3.717%

Optional Redemption Provision:	Prior to September 15, 2043, make whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) + 15 basis points. On and after September 15, 2043, 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.393%, plus accrued interest, if any

Net proceeds:	Approximately $246.3 million, after deducting underwriting discounts but before deducting estimated offering expenses payable by Southern California Gas Company.

Trade Date:	March 10, 2014

Settlement Date:	March 13, 2014 (T+3)

CUSIP:	842434CL4

ISIN:	US842434CL46

Anticipated Ratings[1]:	Aa2 (stable) by Moody’s Investors Service A+ (stable) by Standard & Poor’s Ratings Services AA- (stable) by Fitch Ratings

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. Loop Capital Markets LLC Morgan Stanley & Co. LLC

Co-Managers:	Blaylock Beal Van, LLC Great Pacific Securities

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146, by calling Credit Agricole Securities (USA) Inc. at (866) 807-6030, by calling Loop Capital Markets LLC at (888) 294-8898 or by calling Morgan Stanley & Co. LLC at (866) 718-1649.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.